UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2013
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant's name into English)

Par-la-Ville Place 14 Par-la-Ville Road Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release of Ship Finance International Limited (the "Company"), dated August 28, 2013, announcing the preliminary financial results for the quarter ended June 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: August 29, 2013

	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 2Q 2013 results and quarterly dividend of $0.39 per share

Hamilton, Bermuda, August 28, 2013. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended June 30, 2013.

Highlights

•	Declares second quarter dividend of $0.39 per share

•	Contracted four 8,700 TEU container newbuildings in the quarter with delivery in 2014 and 2015

•	Acquisition of harsh-environment jack-up drilling rig in combination with long-term charter

•	Secured bank financing of $475 million for the new rig acquisition – more than $2 billion raised in the capital markets during the last 12 months

•	Raised $129 million in an equity offering in June

•	Selected key financial data:

Three Months Ended
	Jun 30, 2013	Mar 31, 2013
Charter revenues(1)	$154m	$153m
EBITDA(2)	$122m	$122m
Net income	$25m	$32m
Earnings per share	$0.29	$0.38

Dividends and Results for the Quarter Ended June 30, 2013

The Board of Directors has declared a quarterly cash dividend of $0.39 per share, and Ship Finance has now declared dividends for 38 consecutive quarters. The dividend will be paid on or about September 27, 2013 to shareholders of record as of September 12, 2013. The ex-dividend date will be September 10, 2013.

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $66.0 million, or $0.77 per share, in the second quarter of 2013. This number excludes $12.9 million of revenues classified as 'repayment of investments in finance lease', and also excludes $76.6 million of charter revenues earned by assets classified as 'investment in associate'.

Reported net operating income pursuant to U.S. GAAP for the quarter was $25.8 million, or $0.30 per share, and reported net income was $25.1 million, or $0.29 per share.

Ole B. Hjertaker, Chief Executive Officer of Ship Finance Management AS said in a comment: "We continue to expand our presence in the  offshore market with the acquisition of a new harsh-environment jack-up drilling rig, adding more than $800 million to our charter backlog. We have also ordered four 8,700 TEU vessels with the latest eco-design features providing better operational performance compared to existing ships of similar size".

Mr. Hjertaker continued: "With new investments totaling nearly $1 billion in the quarter, our focus is to continue building the Company's long-term distribution capacity. The equity raised in June was immediately invested in the new accretive drilling rig project and we are well positioned for further growth within our core segments".

1.	Charter revenues include total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as 'Investment in associates' and cash sweep income if accrued.
2.	EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1: Reconciliation of Net Income to EBITDA.

Business Update

As of June 30, 2013,  the fixed-rate charter backlog from our fleet of 70 vessels and rigs was approximately $5.8 billion, with an average remaining charter term of 6.6 years, or 10.4 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term.

In May 2013, the Company entered into contracts to build four new 8,700 TEU container vessels at Daewoo Shipbuilding & Marine Engineering Co. Ltd. ("DSME") in Korea for a total contract price of approximately $340 million and with scheduled deliveries in 2014 and 2015. The vessels will be built to very high specifications to ensure premium operational performance. The vessels will be marketed for medium to long-term charters.

In June 2013, the Company agreed to buy the harsh-environment jack-up drilling rig West Linus for $600 million from a subsidiary of North Atlantic Drilling Limited ("NADL"). The rig is currently under construction at a shipyard in Singapore and is scheduled to be delivered to us in December 2013. We paid $195 million of the purchase price in June, and the remaining balance of $405 million is payable on delivery from the shipyard.

The rig will be chartered back to NADL on a bareboat contract for a period in excess of 15 years, and NADL has been granted four purchase options, the first after approximately five years and the last at the end of the charter period. Ship Finance will also have an option to sell the rig back to NADL at the end of the charter period. Similar to the rigs on charter to Seadrill, NADL will compensate us for movements in the interest rates. The average yearly net cash flow, after interest and loan amortization, is estimated to be approximately $19 million, or $0.20 per share, during the first five years.

NADL has sub-chartered the rig to ConocoPhillips Skandinavia AS ("ConocoPhillips") for a period of five years with two extension options of two years each. Expected delivery to ConocoPhillips is April 2014.

As the crude oil tanker market has continued at a low level into the third quarter, the Company does not expect any cash sweep contribution from the vessels on charter to Frontline for the year 2013. The base charter rates allow for a continued deleveraging of the assets, and the total available loan amount relating to the Frontline vessels has been reduced to $421 million as per 2Q 2013. However, only $218 million was drawn at quarter end, and this is significantly below current scrap values. In light of the weak tanker market, and the consequenses this may have for Frontline, the Company continues to monitor the situation to minimize any potential negative impact on Ship Finance.

The Company has four Handysize drybulk carriers employed in the short-term charter market. In the second quarter, the Baltic Exchange Handysize Index was on average approximately $8,000 per day, which was marginally higher than in the first quarter. The Handysize charter market has been at similar levels so far in the third quarter.  Three of the vessels are chartered out on contracts with a 50% profit share above the fixed base rates, while the fourth vessel is chartered out at a fixed rate until the fourth quarter 2013. One of the vessels subject to the profit share arrangements generated a profit share of $0.1 million in the second quarter. The Company intends to continue to employ these four vessels in the short-term market until long-term charter rates recover.

Seven feeder-size container vessels between 1,700 and 2,800 TEU are also employed in the short-term market. The market is still at a low level with long-term charter rates only marginally higher than the short-term market. The Company intends to continue chartering out these seven vessels in the short-term charter market until long-term rates improve.

The Company's four drilling units currently in operation are on long-term fixed-rate bareboat contracts to Seadrill and Apexindo. The drilling units generated approximately $73 million of combined charter revenues in the second quarter. All of our drilling units are sub-chartered to oil companies on profitable terms, and based on the fixed-rate charter structure for these assets, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Ship Finance owns a number of other vessels, including offshore support vessels, container vessels, car carriers, chemical tankers and drybulk carriers. The majority of these vessels and rigs, including newbuildings, are chartered out on long-term, fixed-rate contracts that provide the Company with stability in cash-flow and earnings, irrespective of fluctuations in the short-term charter market.

Financing and Capital Expenditure

As of June 30, 2013, Ship Finance had a total liquidity position of approximately $261 million including approximately $41 million in cash and cash equivalents and approximately $220 million available under revolving credit facilities. In addition, the Company had approximately $67 million of assets classified as available for sale securities. The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.

In June 2013, the existing debt on the ultra-deepwater drilling rig West Hercules was refinanced with a new six-year $375 million bank loan with a syndicate of banks.

In June 2013, the Company also raised approximately $129 million in a public offering of 8 million new shares. $125 million of the proceeds from the equity offering were immediately invested in the newbuilding harsh-enviornment jack-up drilling-rig West Linus. Of the total investment of $600 million, $195 million was paid in June 2013. In addition to the $125 million in equity, the Company entered into a $70 million pre-delivery loan to partly fund the $195 million upfront payment. The Company has also received a commitment for a five-year $475 million post-delivery financing for West Linus, which will be used to fund the remaining balance of $405 million due upon delivery of the rig and to repay the $70 million pre-delivery facility.

At quarter-end, the Company had eight container vessels under construction, in addition to the jack-up drilling rig. Of the remaining $161 million of yard installments relating to four 4,800 TEU newbuilds, only $14 million is expected to be funded from our cash position, and the remaining amount will be funded by drawing on committed bank loans. Yard installments of $34 million have been paid in relation to the four 8,700 TEU vessels and, and the remaining $306 million is expected to be funded by a combination of bank debt and equity from the Company's cash position. We plan to arrange the financing of these vessels in due course and well ahead of delivery from the shipyard. The net amount of $405 million payable at delivery of West Linus will be funded by the committed post-delivery financing.

As of June 30, 2013	3Q 2013	4Q 2013	2014	2015	Total
4 x 4,800 teu	$52 mill.	$40 mill.	$69 mill.		$161 mill.
4 x 8,700		$17 mill.	$187 mill.	$102 mill	$306 mill.
West Linus		$405 mill.			$405 mill.
Committed financing	$(55) mill.	$(469) mill.	$(28) mill.		$(552) mill.
Net investment(1)	$(3) mill.	$(7) mill.	$228 mill.	$102 mill.	$320 mill.

(1)           A negative number for 'net investments' means that the transactions will be cash positive for the Company

Strategy and Outlook

Ship Finance has purchased new assets with an aggregate value of nearly $1 billion over the recent months and there is still significant capacity for further investments. Our latest investment in a harsh-enviornment jack-up drilling rig in combination with a 15-year charter is in line with our core strategy to invest in attractive assets with long-term charter potential.

The Company is well positioned in the financing and capital markets, and has access to multiple capital sources at attractive terms. Over the last three quarters, we have raised more than $2 billion in equity capital, senior unsecured bonds,  convertible notes and bank financing. We believe access to capital will be a key differentiating factor in the shipping and offshore markets going forward, and we remain committed to maintaining our strong profile in the capital markets.

Accounting Items

Under U.S. GAAP, subsidiaries owning the drilling units West Polaris, West Hercules, West Taurus and West Linus and the subsidiaries leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real have been accounted for as 'investment in associate' using the 'equity method'. Prior to June 2013 the drilling rigs West Taurus and West Hercules were both owned by SFL Deepwater Ltd. In connection with the refinancing of West Hercules in June 2013, the rig was transferred from SFL Deepwater Ltd. to SFL Hercules Ltd.

All the equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the transactions, Ship Finance has not been deemed 'primary beneficiary' according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and interest expenses in these subsidiaries are not shown in Ship Finance's consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of 'Interest income from associates and long term investments' and 'Results in associate'.

In Ship Finance's consolidated Balance Sheet, the net investments are shown as a combination of 'Investment in associate' and 'Amount due from related parties – Long term'. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

August 28, 2013

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 23114009
Magnus T. Valeberg, Senior Vice President: +47 23114012

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2013 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	June 30,	Mar 31,	2012
except per share data)	2013	2013	(audited)

Charter revenues - operating lease	36,455	35,541	137,035
Charter revenues - finance lease(1)	42,364	43,545	190,198
Revenues classified as Repayment of investment in finance leases	(12,928)	(13,999)	(59,717)
Profit share income	100	-	-
Cash sweep income	-	-	52,176
Total operating revenues	65,991	65,087	319,692
Gain on sale of assets and termination of charters	-	18,025	47,386

Vessel operating expenses	(23,898)	(23,331)	(94,914)
Administrative expenses	(1,944)	(1,967)	(8,942)
Depreciation	(14,304)	(14,033)	(55,602)

Total operating expenses	(40,146)	(39,331)	(159,458)

Operating income	25,845	43,781	207,620

Results in associate(1)	7,018	8,512	43,492
Interest income from associates and long term investments(1)	5,632	5,648	22,633
Interest income, other	1,808	1,712	4,541
Interest expense	(18,281)	(20,600)	(88,985)
Amortization of deferred charges	(2,712)	(2,591)	(5,866)
Other financial items	(882)	(2,106)	(2,026)
Impairment adjustment to investments	-	-	(3,353)
Mark to Market of Derivatives	6,636	(1,978)	7,780
Taxes	-	-	-
Net income	25,064	32,378	185,836

Basic earnings per share ($)	0.29	0.38	2.31

Weighted average number of shares	86,135,604	85,248,056	80,594,399
Common shares outstanding	93,260,000	85,250,000	85,225,000

(1)
Six of our subsidiaries were accounted for as 'Investment in associate' during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of 'Results in associate' and 'Interest income from associates and long term investments'.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2013 REPORT (UNAUDITED)

BALANCE SHEET	June 30,	Mar 31,
(in thousands of $)	2013	2013
ASSETS
Short term
Cash and cash equivalents	41,023	64,820
Available for sale securities	66,690	56,488
Amount due from related parties	1,089	1,222
Other current assets	70,448	74,866

Long term
Newbuildings and vessel deposits	105,337	59,211
Vessels and equipment, net	1,026,111	1,040,261
Investment in finance leases	1,055,901	1,058,958
Investment in associate(1)	29,549	243,456
Amount due from related parties - Long term(1)	573,591	189,011
Deferred charges	47,755	49,956
Other long-term assets	63,756	51,316

Total assets	3,081,250	2,889,565

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term interest bearing debt	275,124	130,937
Other current liabilities	23,030	14,472
Amount due to related parties	12,208	11,191

Long term
Long term interest bearing debt	1,474,168	1,565,154
Other long term liabilities	87,479	105,882

Stockholders' equity(2)	1,209,241	1,061,929
Total liabilities and stockholders' equity	3,081,250	2,889,565

(1)
Six of our subsidiaries were accounted for as 'Investments in associate' at quarter end. Our investment is a combination of equity classified as 'Investment in associate' and intercompany loans classified as 'Amount due from related parties, long term'.

(2)
As of June 30, 2013, 'Stockholders' equity' excludes $145.1 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2013 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	June 30,	Mar 31,	Dec 31, 2012
	2013	2013	(audited)
OPERATING ACTIVITIES
Net income	25,064	32,378	185,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,388	15,946	58,819
Impairment adjustment to investments	-	-	3,353
Adjustment of financial derivatives to market value	(6,636)	1,978	(7,780)
Gain on sale of assets and termination of charters	-	(18,025)	(47,386)
Result in associate	(7,018)	(8,512)	(43,492)
Stock based compensation	47	93	569
Gain on re-purchase of Company Bonds	-	1,109	122
Other, net	(1,340)	(1,542)	(2,184)
Change in operating assets and liabilities	1,717	44,575	(61,287)
Net cash provided by operating activities	28,222	68,000	86,570

INVESTING ACTIVITIES
Repayment of investments in finance leases	12,656	13,731	58,571
Proceeds from sale of vessel/new buildings	-	40,366	100,733
Net investment in newbuildings and vessel deposits	(46,280)	(17,739)	(90,612)
Purchase of vessels	-	-	(76,936)
Cash received from (paid to) associates(1)	(160,056)	33,959	56,443
Other assets / investments	(9,668)	-	(13,890)
Net cash provided by/ (used in) investing activities	(203,348)	70,317	34,309

FINANCING ACTIVITIES
Proceeds from long and short term debt	129,747	385,000	259,097
Expenses paid in connection with securing finance	(511)	(7,832)	(3,989)
Repayment of long and short term debt	(69,889)	(263,177)	(318,374)
Re-purchase of Company bonds	-	(248,109)	(28,096)
Cash received from share issue	128,801	79	89,596
Payments in lieu of issuing shares for exercised share options	(448)	-	(1,477)
Cash dividends paid	(36,371)	-	(152,009)
Net cash used in financing activities	151,329	(134,039)	(155,252)

Net increase/ (decrease) in cash and cash equivalents	(23,797)	4,278	(34,373)
Cash and cash equivalents at beginning of period	64,820	60,542	94,915
Cash and cash equivalents at end of period	41,023	64,820	60,542

(1)
Six of our subsidiaries were accounted for as 'Investments in associate' during the quarter. The 'Cash received from/ (Investment in) associates' is only a part of the contribution from these subsidiaries. The balance is recorded as 'Interest income from associates and long term investments' and reflected in the Company's Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
 SECOND QUARTER 2013 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules), SFL Linus Ltd (West Linus), Bluelot Shipping Company Ltd (CMA CGM Magellan) and Corte Real Ltd (CMA CGM Corte Real) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended June 30, 2013

	SFL West Polaris	SFL Deepwater	SFL Herecules	SFL Linus	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Ltd	Ltd	Corte Real(1)
Charter revenues - finance lease	18,607	45,696	2,112	-	-	66,415
Revenues classified as Repayment of investment in finance leases	(12,590)	(30,342)	(1,486)	-	-	(44,418)
Charter revenues - operating lease	-	-	-	-	10,193	10,193
Total operating expenses	(8)	(4)	(1)	-	(9,055)	(9,068)
Interest expense, related party(2)	(1,631)	(3,064)	(199)	-	-	(4,894)
Interest expense, other	(3,666)	(6,718)	(366)	-	-	(10,750)
Other items	(162)	-	(298)	-	-	(460)
Net income(3)	550	5,568	(238)	-	1,138	7,018

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real.
(2)	'Interest expense, related party' from these subsidiaries appears in the Company's consolidated income statement as 'Interest income from associate and long term investments'.
(3)	'Net income' from these subsidiaries appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of June 30, 2013

	SFL West Polaris	SFL Deepwater	SFL Herecules	SFL Linus	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Ltd	Ltd	Corte Real(1)
Cash and cash equivalents	-	-	-	-	-	-
Investment in finance leases	509,572	555,449	502,369	-	-	1,567,390
Newbuildings	-	-	-	195,000	-	195,000
Other assets	10,456	9,832	10,054	-	10,170	40,512
Total assets	520,028	565,281	512,423	195,000	10,170	1,802,902

Short term and current portion of long term interest bearing debt	36,000	407,833	27,500	-	-	471,333
Other current liabilities	4,563	5,768	1,598	-	-	11,929
						-
Long term interest bearing debt	369,000	-	347,500	-	-	716,500
Long term loans from shareholders, net	108,377	134,151	136,063	195,000	-	573,591

Stockholders equity(2)	2,088	17,529	(238)	-	10,170	29,549

Total liabilities and stockholders' equity	520,028	565,281	512,423	195,000	10,170	1,802,902

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real.
(2)	'Stockholder's equity' from these subsidiaries appears in the Company's consolidated balance sheet as 'Investment in associate'.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
 SECOND QUARTER 2013 (UNAUDITED)

EBITDA	Three months ended		Twelve months
(in thousands of $)	June 30, 2013	Mar 31, 2013	ended Dec 31,2012
Net income	25,064	32,378	185,836

Add:
Mark to Market of Derivatives	(6,636)	1,978	(7,780)
Other financial items	(515)	141	1,905
Amortization of deferred charges	2,712	2,591	5,866
Interest expense	18,281	20,600	88,985
Interest income, other(1)	(25)	(60)	(134)
Interest income from associates	(4,894)	(4,894)	(19,575)
Results in associate	(7,018)	(8,512)	(43,492)
Depreciation	14,304	14,033	55,602
Long-term investment impairment charge	-	-	3,353
Gain on sale of assets and termination of charters	-	(18,025)	(47,386)
Revenues classified as Repayment of investment in finance leases	12,656	13,731	58,571
Other reconciling items	45	1,202	(3,975)
Investment in associate
Charter revenues - finance lease	66,415	65,388	303,149
Charter revenues - operating lease	10,193	9,548	39,334
Total operating expenses	(9,068)	(8,490)	(34,829)

EBITDA (2)	121,514	121,609	585,430

(1)	Interest income excludes interest income generated from financial investments.
(2)
'EBITDA' is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets and revenues from financial investments, less vessel operating expenses and general & administrative expenses.